Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.
(“Sapiens” or the “Company”)

Azrieli Center,
26 Harokmim Street
Holon, 5885800, Israel

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “Meeting”)

Time and Date of Meeting	5:00 pm., Israel (local) time, on Tuesday, December 31, 2024

Place of Meeting	Azrieli Center
26 Harokmim Street
Holon, 5885800, Israel

Items of Business	(1) Re-election of each of the following nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Roni Al Dor, Eyal Ben-Chelouche, Yacov Elinav, Uzi Netanel and Naamit Salomon.

(2) Approval of the Company’s Consolidated Balance Sheets as of December 31, 2023 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

(3) Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global (“EY Israel”), as the Company’s independent auditors, to audit the accounts of the Company, for the year ending December 31, 2024 and the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board of Directors, with the right to delegate such authority to the audit committee thereof, to fix EY Israel’s compensation in accordance with the volume and nature of its services.

In addition to the foregoing formal proposals that require a vote, at the Meeting, the Board of Directors will present its annual report on the management of the business of the Company for the year ended December 31, 2023.

Purpose of Agenda Items	The purpose behind Proposals 1 through 3 is to approve various matters that are required to be approved annually—at our annual general meeting of shareholders—under our articles of association.

Board Recommendation	Our Board of Directors unanimously recommends a vote FOR each of the proposals.

Record Date	You are entitled to notice of, and to vote at, the Meeting if you held a common share of Sapiens as of the close of business on Monday, November 25, 2024.

Additional Proxy Materials	The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice and a proxy card or voting instruction form) to our shareholders and which we urge you to read in its entirety. Copies of this notice, the attached proxy statement and the related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at the Company’s website, http://www.sapiens.com/annual-meeting/proxy.

Quorum Requirement	No action may be taken at the Meeting unless a quorum, consisting of the holders of at least one-half of the Company’s outstanding common shares, are present in person or by proxy. If a quorum is not present at the Meeting, a second general meeting of shareholders will be called in the same manner as the original Meeting, to be held within two months of the Meeting, at which resolutions may be adopted with respect to any matter stated in the notice of the original Meeting and also in the notice of such second meeting, despite the absence of a quorum.

Required Vote	Approval of each of the proposals at the Meeting requires the affirmative vote of shareholders present in person or represented by proxy and holding common shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for those proposals, but the common shares represented thereby are considered present for purposes of the quorum requirement.

Means of Voting

The vote of each of the Company’s shareholders is important, regardless of whether or not any particular shareholder attends the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

You may vote shares that you own directly (i.e., as a record shareholder) via proxy, by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and you may attend the Meeting and vote in person even if you have previously signed a proxy. As an alternative to voting via proxy, you may vote shares that you own directly in person by attending the Meeting.

If your shares are held in street name on Nasdaq (i.e., shares that are held through a bank, broker or other nominee), you may instruct the nominee as to how you want your shares voted, including via the internet (at www.proxyvote.com), if so indicated on your voting instruction form. Specific instructions as to how to vote are set forth on the enclosed voting instruction form provided by your bank, broker, or nominee.

If your shares are held on the Tel Aviv Stock Exchange (the “TASE”) through a member of the TASE, you may vote your shares in one of three ways: (a) By mail, e-mail or fax: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, on or about December 10, 2024 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via (i) mail, as described in the instructions available on MAGNA, (ii) e-mail to Keren.Peer@sapiens.com, or (iii) fax to +972-3-790-2942; (b) Electronically: you may vote through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 11:00 a.m., Israel time, on Tuesday, December 31, 2024 (i.e., six (6) hours before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares; or (c) In person: you may attend the Meeting, where ballots will be provided. In that case, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Attendance at Meeting	If you are a shareholder holding common shares as of the record date for the Meeting (November 25, 2024) and desire to attend the Meeting, if a record shareholder, please provide at the Meeting the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please bring to the Meeting the required proof of ownership described for attendance at the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

By Order of the Board of Directors,

/s/ Roni Al Dor
Director, President and Chief Executive Officer

December 10, 2024

This Notice of Annual General Meeting of Shareholders was

first published by the Company on December 10, 2024.

i

SAPIENS INTERNATIONAL CORPORATION N.V.

Azrieli Center
26 Harokmim Street
Holon, 5885800, Israel

PROXY STATEMENT FOR 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 31, 2024

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

Q. Why am I receiving these materials?

A. We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Sapiens International Corporation N.V. (also referred to as “Sapiens”, “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at the 2024 Annual General Meeting of Shareholders (the “Meeting”) to be held at 5:00 pm, Israel (local) time, on Tuesday, December 31, 2024 at our principal executive offices, which are located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel. You are receiving these proxy materials because you owned common shares, par value one eurocent (€0.01) per share, of our Company (“common shares”), on Monday, November 25, 2024, which is the record date for the Meeting, and such ownership entitles you to notice of, and to vote at, the Meeting.

This proxy statement describes the matters on which we would like you to vote at the Meeting and provides information on those matters so that you can make an informed decision.

Q. What items of business will be voted on at the Meeting?

A. The following three proposals will be voted upon at the Meeting:

(1)	Re-election of each of the following nominees to the Board of Directors to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Roni Al Dor, Eyal Ben-Chelouche, Yacov Elinav, Uzi Netanel and Naamit Salomon.

(2)	Approval of the Company’s Consolidated Balance Sheets as of December 31, 2023 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global (“EY Israel”), as the Company’s independent auditors, to audit the accounts of the Company, for the year ending December 31, 2024 and the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board of Directors, with the right to delegate such authority to the audit committee thereof, to fix EY Israel’s compensation in accordance with the volume and nature of its services.

In addition to the foregoing three formal proposals to be voted upon, at the Meeting, the Board of Directors will present its annual report on the management of the business of our Company for the year ended December 31, 2023.

Q. How does the Board recommend that I vote?

A. Our Board unanimously recommends that you vote “FOR” each of the proposals described above.

Q. What is the quorum required in order to conduct business at the Meeting?

A. Under our Articles of Association (which served as Exhibit 1.2 to our Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2024), a quorum is constituted when there are present, in person or by proxy, holders of at least one-half of the outstanding common shares having voting rights in our Company. Common shares that abstain from voting on any and all proposals or that represent “broker non-votes” (as described below under the answer to the question “How can I vote my common shares without attending the Meeting”) are considered present for purposes of the quorum requirements. Our Articles of Association provide that if a quorum is not present at a shareholder meeting that has been properly called, a second general meeting of shareholders will be called in the same manner as the original meeting, to be held within two months of the meeting date. At that second meeting, action can be taken with respect to the proposals that are on the agenda for the first meeting despite the absence of a quorum at the second meeting.

Q. What are the voting requirements to approve the proposals to be presented at the Meeting?

A. The affirmative vote of shareholders present in person or represented by proxy and holding common shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of Proposals 1 through 3 is required for the approval of those proposals. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for any of the proposals (although they are considered present for purposes of the quorum requirements for the Meeting).

Q. What shares can I vote?

A. Our only class of stock outstanding is our common shares, par value one eurocent (€0.01) per share. Each common share outstanding as of the close of business on the record date, November 25, 2024, is entitled to one vote on all items of business at the Meeting. You may vote all common shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record, and (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank (including on the Nasdaq Global Select Market (“Nasdaq”) and/or the Tel Aviv Stock Exchange (the “TASE”)). On November 1, 2024 (the most recent practicable date prior to the record date), there were 55,886,800 common shares outstanding (which excludes 2,328,296 treasury shares). The closing prices of the common shares on December 9, 2024 (the most recent practicable date prior to the date of this proxy statement), as quoted on Nasdaq and on the TASE, were US $28.17 and NIS 101.30 (US $28.38, based on the representative exchange rate of NIS 3.57 per USD $1.00 published by the Bank of Israel on that date), respectively.

Q. How can I vote my common shares without attending the Meeting?

A. Common shares may be held and, consequently, voted in one of a few different ways without attending the Meeting:

Record Shareholders: If you are a shareholder of record, that is, your common shares are registered directly in your name with our transfer agent, Equiniti, these proxy materials are being sent directly to you by our transfer agent. If you provide specific instructions (i.e., mark boxes) on the enclosed proxy card that has been provided to you and sign and return the proxy card, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board (“FOR” each of the proposals). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted (unless you attend the Meeting and vote in person).

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://www.sapiens.com/annual-meeting/proxy and may complete and sign that proxy card (indicating the name of the record shareholder holding your common shares) and return it to the Company’s Company Secretary via e-mail to Keren.Peer@sapiens.com or via fax to +972-3-790-2942. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner. Any vote by a record shareholder that is received by our transfer agent by 11:59 p.m., Eastern time, on December 30, 2024 will be counted towards the tally of votes at the Meeting.

Shares Held in Street Name (on Nasdaq): If your common shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. The deadline for submission of voting instructions to your broker, trustee or nominee should be indicated on your voting instruction form or in the other proxy materials sent to you.

If you do not submit voting instructions, your broker may be permitted to vote your shares in its discretion on some of the proposals, but not those of a non-routine nature. Because the broker is prohibited from exercising discretionary authority for a beneficial owner who has not provided voting instructions for any non-routine proposal (commonly referred to as a “broker non-vote”), that beneficial owner’s shares will be included in determining the presence of a quorum at the Meeting. but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the relevant proposal(s).

Shares Held on the TASE: If you own common shares that are traded through the TASE, you may vote your shares without attending the Meeting in one of two ways:

(i) by signing and dating a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, on or about December 10, 2024 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via mail, as described in the instructions available on MAGNA, via e-mail Keren.Peer@sapiens.com, or via fax to +972-3-790-2942.

(ii) by voting through the electronic voting system of the Israel Securities Authority (the “ISA”) (at votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 11:00 a.m., Israel time, on Tuesday, December 31, 2024 (i.e., six (6) hours before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares. We have been informed by the ISA that there may arise temporary technical difficulties in accessing the electronic voting system from outside of Israel. If you encounter any such difficulties, you should please instead consider the method for voting your common shares that is described in paragraph (i) above. In the alternative, you could contact the technical support unit for the electronic voting system at +972-77-223-8333 for help voting through the system.

Q. How can I vote my common shares in-person at the Meeting?

A. The Meeting will be held at our principal offices, in Holon, Israel. The voting procedure for voting in-person at the Meeting varies, depending on how you hold your common shares, as follows:

Record Shareholders: Common shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting. In order to do so, you must provide at the Meeting the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares).

Shares Held in Street Name (on Nasdaq): Common shares held beneficially in street name (i.e., through a bank, broker, trust or other nominee) on Nasdaq may be voted on a ballot at the Meeting only if you bring (i) an account statement or other proof that you owned the shares in your bank, brokerage, trustee or other nominee account as of the record date, and (ii) a legal proxy from the bank, broker, trustee or other nominee that holds your shares giving you the right to vote the shares.

Shares Held on the TASE: If you hold common shares that are traded through the TASE and you would like to vote in person at the Meeting, you must bring a proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Regardless of how you hold your common shares, even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instructions (in any of the manners described above, including electronically) so that your vote will be counted if you later decide not to attend the Meeting.

Q. Can I change or revoke my vote?

A. A shareholder submitting a proxy via mail, e-mail or fax may revoke such proxy at any time by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy (in either case, prior to the commencement of the Meeting). If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee.

If you originally voted through an electronic voting system (either for shareholders holding our common shares on Nasdaq, at www.proxyvote.com, or for shareholders holding on the TASE, at votes.isa.gov.il), you can revoke your vote by voting through the electronic voting system on a later date (which must precede the date of the Meeting). In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given prior to the Meeting. Any written notice revoking a proxy should be sent via mail to Sapiens International Corporation N.V., Azrieli Center, Harokmim 18, Holon, 5885800, Israel, Attention: Company Secretary, via e-mail to Keren.Peer@sapiens.com or via fax to +972-3-790-2942. If a proxy or voting instructions are not revoked, the common shares represented thereby will be voted in accordance with the proxy or other voting instructions.

Q. Is this proxy statement available electronically?

A. This proxy statement is available on our website at www.sapiens.com. In addition, we have furnished a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) to the SEC that includes this proxy statement as an exhibit. You can view the Form 6-K at the SEC’s website at www.sec.gov.

Q. What happens if additional matters are presented at the Meeting?

A. Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons or entities named as proxy holders, Mr. Roni Giladi, Mr. Roni Al-Dor, and Ms. Keren Peer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment.

Q. Who will count the votes?

A. A representative of Sapiens will act as the inspector of elections to tabulate the votes cast at the Meeting.

Q. Who will pay the costs of soliciting votes for the Meeting?

A. We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our common shares.

Q. Where can I find the voting results of the Meeting?

A. We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after the Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.sapiens.com, or at the SEC’s website, www.sec.gov.

YOUR VOTE IS IMPORTANT

Please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2024

This proxy statement is available for viewing, printing and downloading at www.sapiens.com.

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY CERTAIN BENEFICIAL OWNERS

The following table shows information as of November 1, 2024, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding common shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group. The information in the table below is based on 55,886,800 common shares outstanding (which excludes 2,328,296 treasury shares) as of November 1, 2024. Except as otherwise set forth below, the street address of the beneficial owners is c/o Sapiens International Corporation N.V., Azrieli Center, 26 Harokmim St., Holon, 5885800 Israel.

	Shares Beneficially Owned
Name and Address	Number		Percent (1)
5% Shareholders
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,314,766	(2)	43.6%
Officers and Directors (3)
Roni Al Dor	1,275,849	(4)	2.3%
All directors and executive officers as a group (7 persons, including Roni Al-Dor)	1,476,533	(5)	2.6%

(1)	For purposes of the above table, beneficial ownership is determined in accordance with the rules of the SEC and generally includes any common shares over which a person exercises sole or shared voting or investment power. For purposes of the above table, we deem shares subject to options or warrants that are currently exercisable, or exercisable within 60 days of November 1, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The number of common shares shown as owned by Formula Systems (1985) Ltd. (“Formula”) is based on information provided to the Company by Formula as of November 1, 2024. Also based on information provided to the Company, as of November 1, 2024, Asseco Poland S.A (“Asseco”) beneficially owned approximately 25.8% of the outstanding share capital of Formula. Asseco has significant influence over the election of the members of Formula’s board of directors (other than Formula’s external directors). The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)

Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding common shares (including common shares underlying options held by each such person that are vested or will vest within 60 days of November 1, 2024) and has therefore not been separately identified.

(4)	Includes 410,000 common shares underlying options granted to Mr. Al Dor under the 2011 Share Incentive Plan that are exercisable at exercise prices ranging from $23.12 to $28.03 per share, expiring between January 11, 2026 and January 4, 2027, which are vested or will become vested within 60 days of November 1, 2024.

(5)	Includes 534,900 common shares underlying options that are exercisable at exercise prices ranging from $20.61 to $28.03 per share, expiring between January 11, 2026 and February 20, 2029, which are vested or will become vested within 60 days of November 1, 2024.

Proposal 1

RE-Election of DIRECTOR Nominees to Serve on Board of Directors

Background

Articles Provisions Related to Board

Under our Articles of Association, our Board of Directors must have a minimum of three, and may have a maximum of 24, directors. Directors of our Company are elected by our general meeting of shareholders and hold office until the expiration of the term of office (if any) specified at the time of their election or otherwise subsequently imposed at a general meeting of shareholders, or until they resign or are suspended or dismissed by the general meeting of shareholders. The Board of Directors may appoint up to four directors in addition to the directors elected by the general meeting of shareholders, subject to the maximum number of directors permitted under the Articles of Association, and any such appointment shall be effective until the next general meeting of shareholders. The Board of Directors may fill any vacancies on the Board, whether as a result of the resignation or dismissal of a director, or as a result of a decision of the Board to expand the authorized size of the Board.

At the Meeting, the re-election to the Board of Directors of the Company of each of Guy Bernstein, Roni Al Dor, Eyal Ben-Chelouche, Yacov Elinav, Uzi Netanel, and Naamit Salomon for a term lasting until the next annual general meeting of shareholders of the Company, and until the election and qualification of his or her successor (or until his or her earlier death, resignation, retirement or removal, as applicable), will be proposed for approval by our shareholders.

Biographical Information for the Director Nominees

Please consider the following information regarding the nominees:

Guy Bernstein has served as a director of the Company since January 1, 2007, and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software, as Chairman of the Board of Matrix IT Ltd, Zap Group Ltd and Michpal Group, and as a director of TSG IT Advanced Systems Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from the College of Management Academic Studies.

Roni Al-Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al-Dor was one of the two founders of TTI Team Telecom International Ltd., or TTI, a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al-Dor served as President of TTI. Prior to that, Mr. Al-Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al-Dor worked on projects relating to computerization in aircrafts. Mr. Al-Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Eyal Ben-Chelouche, a highly accomplished professional with more than two decades of experience in finance and capital markets, has held significant leadership positions throughout his career. He began his tenure as a director at the Company in August 2008. Notably, he served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 to 2005, where he spearheaded critical reforms. His roles also included Deputy Commissioner and Senior Foreign Exchange and Investment Manager at the Bank of Israel, as well as an Investment Officer at the Bank of England in London. Mr. Ben-Chelouche played a pivotal role in the Bachar Committee on Capital Market Reform, which shaped the financial landscape in Israel. Presently, he serves as the Chairman of the Board of Directors for the DavidShield PassportCard Group since 2018 and DavidShield Insurance since 2020. As an independent director, he brings extensive financial expertise to organizations such as Matrix IT Ltd., Migdal Holding Ltd., and several other private companies. Mr. Ben-Chelouche is an independent director.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies. From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd., and from 2010 until August 2015, served as Chairman of the Board of Directors of Golden Pages Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd. from 2012 through 2022, and has served as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2000 through 2017. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves at present on the Board of Directors of Acme Trading and Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University. Ms. Salomon is an independent director.

Sapiens’ Corporate Governance Practices

Corporate Governance Policies Adopted by Board

While not incorporated in Israel, our headquarters are located in Israel and we therefore voluntarily conform with corporate governance practices that are customary for an Israeli company whose shares are listed on the Nasdaq Stock Market. Accordingly, our Board of Directors has adopted various policies and procedures that apply to our employees and directors and that are meant to implement risk management on a company-wide level, including, among others, the following:

●	Code of Ethics— constitutes a guide of principles designed to help our employees conduct business honestly and with integrity.

●	Whistleblower Policy— enables the anonymous submission by our employees of reports regarding illegal or dishonest activities.

●	Insider Trading Policy— implements restrictions (including quarterly blackout periods) for our employees that reinforce legal prohibitions on their use of material inside information in effecting transactions in our securities.

●	Antifraud Policy— aimed at detecting and preventing fraud, misappropriations, and other irregularities by our employees, including any intentional, false representation or concealment of material facts for the purpose of inducing another to act upon it in connection with their activities with third parties on behalf of our company.

●	Related Party Transactions Policy— intended to ensure the proper disclosure to, and approval by (if approved), our audit committee of transactions between our company and any of its related parties (including officers, directors and Formula and Asseco— our largest direct and indirect shareholders, respectively) in an amount equal to or exceeding $120,000, in order to ensure that any such transactions are in the best interest of our company and our shareholders. The policy provides that our Head of Legal and CFO review and approve all related party transactions, and report such transactions to our audit committee, although only those transactions equal to or exceeding $120,000 require approval of the audit committee.

●	Clawback Policy— required for complying with SEC regulations mandating that companies have a policy in place to recover erroneously awarded incentive-based compensation that is recoverable by a company from its executive officers following the discovery of an accounting restatement.

Internal Auditor

Our Company has appointed an internal auditor.

The role of the internal auditor is to provide assurance that the Company’s risk management, governance and internal control processes are operating effectively. This includes examining, among other things, our compliance with applicable law and orderly business procedures, including the implementation of proper internal controls in compliance with SOX requirements and our Related Party Transactions Policy.

Nasdaq Opt-Outs for a Foreign Private Issuer

As a foreign private issuer, we have elected to follow our home country practice (as described below) in lieu of the requirements of Nasdaq Listing Rules 5605(b), 5605(d)(2), 5605(e)(1), 5605(e)(2) and 5635, which generally require the following for a domestic U.S. company whose shares are listed on Nasdaq:

●	Nasdaq Listing Rule 5605(b): Under this Nasdaq listing rule, a majority of the members of a company’s board of directors must qualify as independent directors, as defined under Nasdaq Listing Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present. We instead follow Cayman Islands law, under which our Board of Directors need not include a majority of independent directors, nor do independent directors need to meet separately on a regular basis.

●	Nasdaq Listing Rule 5605(d)(2): Under this Nasdaq listing rule, a company must appoint a compensation committee composed of at least two members, each of whom is an independent director (as determined in accordance with Nasdaq Listing Rule 5605(d)(2)(A)), which shall, among other matters, determine, or recommend to the board of directors for determination, the compensation of the chief executive officer and all other executive officers (subject to limited exceptions). In keeping with Cayman Islands law, our compensation committee is not, and need not be, composed entirely of independent directors.

●	Nasdaq Listing Rule 5605(e)(1): Under this Nasdaq listing rule, a director nominee must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions). As permitted under Cayman Islands law, our Board of Directors as a whole makes nominations of directors.

●	Nasdaq Listing Rule 5605(e)(2): Under this Nasdaq listing rule, a company must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under US federal securities laws. Given the absence of such a requirement under Cayman Islands law, we have no such formal written charter, and have not adopted such a board resolution.

●	Nasdaq Listing Rule 5635: This Nasdaq listing rule requires a domestic United States company to obtain shareholder approval for certain dilutive events, such as:

●	the establishment or amendment of certain equity-based compensation plans and arrangements;

●	an issuance that will result in a change of control of the company; and

●	certain acquisitions of the stock or assets of another company.

We instead follow Cayman Islands law, under which shareholder approval is not required for any of the dilutive events described in Nasdaq Listing Rule 5635.

Director Independence

Each of our director nominees, other than Messrs. Bernstein and Al Dor, has been affirmatively determined by our Board of Directors to be an “independent director,” within the meaning of Nasdaq Listing Rule 5605(a)(2).

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Guy Bernstein as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(b)	“FURTHER RESOLVED, that the re-election of Mr. Roni Al Dor as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(c)	“FURTHER RESOLVED, that the re-election of Mr. Eyal Ben-Chelouche as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(d)	“FURTHER RESOLVED, that the re-election of Mr. Yacov Elinav as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(e)	“FURTHER RESOLVED, that the re-election of Mr. Uzi Netanel as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”; and

(f)	“FURTHER RESOLVED, that the re-election of Ms. Naamit Salomon as a director of Sapiens International Corporation N.V. until the next annual general meeting of shareholders and until the due election and qualification of her successor; be, and hereby is, approved in all respects.”

Required Majority

A majority of the votes cast (excluding abstentions and broker non-votes) is required for the re-election of each nominee to the Board of Directors pursuant to Proposal 1.

Board Recommendation

The Board of Directors unanimously recommends a vote “FOR” the re-election of each of the above-listed nominees to the Board of Directors.

Proposal 2

Approval of 2023 Annual Financial Statements

Background

At the Meeting, the Company’s Consolidated Balance Sheets as of December 31, 2023 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2023 will be made available for inspection by, and submitted for the approval of, our shareholders, pursuant to our Articles of Association. Those financial statements were audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent public accountants for the year ended December 31, 2023, and appear in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 26, 2024 (the “2023 Annual Report”).

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting pursuant to Proposal 2:

“RESOLVED, that the Company’s Consolidated Balance Sheets as of December 31, 2023 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2023, which have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent public accountants, and made available for inspection by the Company’s shareholders, be, and the same hereby are, approved in all respects.”

Required Majority

A majority of the votes cast (excluding abstentions and broker non-votes) is required for the approval and adoption of our 2023 financial statements pursuant to Proposal 2.

Board Recommendation

The Board of Directors unanimously recommends a vote “FOR” the approval of the Company’s financial statements for the year ended December 31, 2023.

Proposal 3

RE-APPOINTMENT OF CURRENT INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2024

Background

Under our Articles of Association, once in every calendar year an annual general meeting of shareholders shall be held for the purpose of selecting the independent auditors of the Company and authorizing the Board or its audit committee to determine the compensation of such independent auditors. Consequently, at each annual general meeting of shareholders, our shareholders usually vote whether to appoint or re-appoint the auditor to audit our annual financial statements and to serve for a term that extends until the following annual general meeting.

Our current independent auditor, Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global (“EY Israel” or the “current auditor”), has served as our independent auditor since 1994, and was most recently re-appointed at our 2023 annual general meeting of shareholders, held on December 20, 2023, to audit our consolidated financial statements for the year ended December 31, 2023 and to serve for the period until our next (i.e., 2024) annual general meeting of shareholders.

On December 9, 2024, the audit committee of the Board met and determined that it is appropriate and in the best interest of the Company, and recommended to the Board, that our shareholders be requested to approve the reappointment of EY Israel to audit our consolidated financial statements for the year ending December 31, 2024 and to serve for the period until our next (i.e., 2025) annual general meeting of shareholders. At that meeting, the committee approved, and submitted to the Board for approval, EY Israel’s reappointment to audit our financial statements for the year ending December 31, 2024, and to serve as our independent auditor for the period from the Meeting until our next annual general meeting of shareholders.

Our management has inquired, and our audit committee has verified, various aspects of the independence of EY Israel, and has determined that EY Israel’s independence from our company, as well as its policies and processes that it implements for ensuring adherence to the rules of independence, are appropriate. EY Israel has furthermore advised the Company that the firm does not have any direct or indirect financial interest in the Company and has not had any such interest in the Company during the past three fiscal years.

On December 9, 2024, the Board accepted that recommendation of the audit committee and resolved that it is in the best interests of the Company, subject to the approval of the Company’s shareholders at the Meeting, to reappoint EY Israel to audit the Company’s financial statements for the fiscal year ending December 31, 2024, and to serve until the next annual general meeting of the shareholders of the Company.

Following the recommendation of the audit committee and Board, our shareholders will be asked to approve, at the Meeting: (i) the reappointment of EY Israel as our independent registered public accountants for the year ending December 31, 2024 and the additional period until our next annual general meeting of shareholders; and (ii) the authorization of our Board (or the audit committee thereof) to fix EY Israel’s compensation.

Auditor Fees in Last Two Fiscal Years

For a summary of the fees for professional services (consisting of audit fees, and tax and other fees) rendered to us by EY Israel for the years ended December 31, 2022 and 2023, please see Item 16C. “Principal Accountant Fees and Services” of our 2023 Annual Report, which information is incorporated by reference in this Proposal 3.

Proposed Resolutions

The Board recommends that the shareholders of the Company adopt the following resolutions at the Meeting pursuant to Proposal 3:

“RESOLVED, that Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, be, and hereby is, reappointed as the Company’s independent auditor for the fiscal year ending December 31, 2024, and for the additional period until the next annual general meeting of the shareholders of the Company;” and be it

“FURTHER RESOLVED, that the Company’s Board of Directors, with power of delegation to the audit committee thereof, be, and hereby is, authorized to determine the remuneration of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, in accordance with the volume and nature of such firm’s services;” and be it

“FURTHER RESOLVED, that each and any prior service, act and/or action undertaken by Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, towards the review and/or audit of the Company’s financial statements for any interim periods, or the entirety, of the fiscal year ending December 31, 2024, be, and hereby is, ratified, approved and affirmed in every respect.”

Required Majority

The approval of the reappointment of EY Israel to audit our financial statements for the year ending December 31, 2024, and to serve as our independent auditor for the period from the Meeting until our next annual general meeting of shareholders, and the authorization of the Board, or the audit committee thereof, to determine the remuneration of EY Israel, in each case pursuant to this Proposal 3, requires the affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) on the proposal.

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the reappointment of our current auditor pursuant to Proposal 3.

PRESENTATION OF ANNUAL REPORT

In addition to the foregoing formal proposals, at the Meeting, the Board of Directors will present its annual report on the management of the business of the Company for the year ended December 31, 2023. We will hold a discussion with respect to that presentation. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

We file and furnish reports and other information with or to the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings are available to the public at the internet world wide web site maintained by the SEC at www.sec.gov.

Our 2023 Annual Report, which we filed with the SEC pursuant to the Exchange Act on March 26, 2024, contains a detailed description of our business, financial results for 2023 and various other matters, and furthermore includes our 2023 audited, consolidated year-end financial statements. In addition, we furnish to the SEC on a quarterly basis our quarterly unaudited results of operations, which for the first three quarters of 2024, were attached as Exhibit 99.1 to the Reports of Foreign Private Issuer on Form 6-K that we furnished to the SEC on May 8, 2024, August 1, 2024 and November 12, 2024, respectively. You are encouraged to read that 2023 Annual Report and those quarterly earnings reports, copies of which are available at www.sec.gov and at our website, www.sapiens.com. The contents of the SEC’s website and our website are not part of this proxy statement.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Roni Al Dor
Director, President and Chief Executive Officer

December 10, 2024